Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

September 10, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

Re:	L-1 Identity Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 001-33002

Dear Ms. Mills-Apenteng:

On behalf of our client, L-1 Identity Solutions, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated August 29, 2008, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007 of the Company (File No. 001-33002, together with exhibits thereto). In conjunction with our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Robert V. LaPenta

L-1 Identity Solutions, Inc.

September 10, 2008

General
Business – page 1
1.

We note your request for confidential treatment of the names of your significant customers. Please be advised that a request for confidential treatment of customers accounting for 10% or more of your revenues is inappropriate and that this information must be disclosed under Item 101(c)(1)(vii) of Regulation S-K, absent unusual circumstances. Please tell us how you have complied with this requirement. Alternatively, please tell us what rule you are relying upon that exempts you from the disclosure requirements of Regulation S-K.

The Company respectfully submits that per the telephonic conversations had with Jan Woo and Maryse Mills-Apenteng on September 9, 2008 and September 10, 2008, the Staff confirmed that no revisions are requested at this time to the Company's disclosure relating to the names of the Company’s significant customers. The Company confirms that its future filings on Form 10-K will aggregate the percentage of revenues received from all U.S. federal government agency customers in compliance with Item 101(c)(1)(vii) of Regulation S-K.

Exhibits
2.

In addition, you disclose that significant customers – two U.S. federal government agencies – accounted for 26% of the company’s revenues for the year ended December 31, 2007. We note that you have not filed as exhibits to the registration statement any agreements with these government agencies. Please tell us what portion of the revenues for the year ended December 31, 2007 was attributable to each entity. Please provide us with an analysis as to why you have determined that your agreements with these significant customers are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Robert V. LaPenta

L-1 Identity Solutions, Inc.

September 10, 2008

The Company respectfully submits that its agreements with the two U.S. federal government agencies that accounted for 26% of its revenues for the year ended December 31, 2007 are of the type that ordinarily accompany the kind of business conducted by the Company. Therefore, we believe that the appropriate criterion in determining whether the Company is obligated to file any of these agreements is whether the Company’s business is “substantially dependent” on them in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company further submits that it is not substantially dependent on any particular agreement that it has with the two U.S. federal government agencies. These agreements are routinely entered into on a project-by-project basis and are generally funded incrementally or by task order and filing them gives the misleading perception to investors that our business is dependent on one or more of these individual agreements. In addition, because these agreements are entered into on a project-by-project basis, revenues by government agency fluctuate on a yearly basis. For example, the two government entities that accounted for 26% of the Company’s revenues in 2007 only accounted for 8% of revenues in 2006. Thus our revenues on a year-over-year basis do not substantially depend on any particular agreement. Further, these agreements are often terminable by the government agencies for convenience or due to congressional failure to appropriate necessary funds. While the Company’s overall relationships with these government agencies are indeed important to its business, there is nothing in the agreements that guarantees the continuity of these relationships. Further, the Company notes that substantially all of its agreements with government agencies are competitively bid under government procurement regulations. The Company’s relationships with these government agencies and its business therefore do not substantially depend on these individual agreements.

Of the 26% of the Company’s revenues that were accounted for by the two U.S. federal government agencies for the fiscal year ended December 31, 2007, one accounted for approximately 10% and the other one accounted for approximately 16%.

3.

We note your disclosure that you rely on limited or sole source suppliers for certain products and components and that any delays or constraints in supplies could adversely affect your business operations. To the extent you are materially dependent on limited and single source suppliers, please tell us what consideration you gave to filing such agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully submits that its limited or single source supplier agreements are of the type that ordinarily accompany the kind of business conducted by the Company. Therefore, we believe that the appropriate criterion in determining whether the Company is obligated to file any of these agreements is whether the Company’s business is “substantially dependent” on them in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company further submits that it is not substantially dependent on any limited or single source supplier agreement. The Company has filed the Toppan Passport Printer Sub-License Clarification Agreement (“Toppan Agreement”)—listed as Exhibit No. 10.8 to its Form 10-K for the fiscal ended December 31, 2007 in recognition of the fact that the Toppan Agreement, which provides the Company with its U.S. Passport consumables products, is the most significant single source supplier agreement to which the Company is a party. However, the Company does not believe its consolidated business is currently “substantially dependent” on even this supplier agreement based on the related level of revenue provided. None of the Company’s other limited or single source supplier agreements reach the same level of materiality as the Toppan Agreement or reach the “substantially dependent” standard set forth in

Robert V. LaPenta

L-1 Identity Solutions, Inc.

September 10, 2008

Item 601(b)(10)(ii)(B) and accordingly the Company respectfully submits that no other limited or single source supplier agreements are required to be filed.
Certifications, Exhibits 31.1 and 31.2
4.

In future filings, please ensure that the certifications by the chief executive and chief financial officers are set forth exactly as they appear in Item 601(b)(31) of Regulation S-K. We note, among other variations, that paragraph 4 of your certification refers to internal control over “financing” reporting.

The Company respectfully confirms that the certifications will be conformed to exactly match Item 601(b)(31) of Regulation S-K in future filings. Specifically, paragraph 4 of our certification will refer to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))”. We also respectfully submit that the Company’s certifications for its Form 10-Q for the fiscal quarter ended June 30, 2008, conformed to the requirements of Item 601(b)(31).

Definitive Proxy Statement on Schedule 14a filed March 20, 2008 Certain Relationships and Related Transactions, page 47
5.

You disclose that the company entered into an employee arrangement with Mr. Robert LaPenta, Jr., the son of the company’s Chief Executive Officer, to serve as Vice President, M&A/Corporate Development. In future filings, please disclose the amount of compensation Mr. LaPenta, Jr. receives in his position as Vice President.

The Company respectfully confirms that it will disclose the amount of compensation received by Mr. LaPenta, Jr. in his position as Vice President in future filings.

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

/s/ Marita A. Makinen

Marita A. Makinen

cc: Robert V. LaPenta

James DePalma
Mark Molina